Form 10-K, Exhibit 13
period 1996-12-31
TUBOSCOPE VETCO INTERNATIONAL CORP
filed 1997-03-31
CIK 860097

SELECTED FINANCIAL DATA

The information below is presented in order to highlight significant trends in the Company's results from operations and financial condition. See Note 3 of the Notes to the Consolidated Financial Statements regarding the 1996 acquisitions.

                                                                                   Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                       1996       1995       1994       1993        1992
---------------------------------------------------------------------------------------------------------------------------
          (Dollars in thousands, except per share data)
Statement of Operations Data
Revenue                                                              $341,431    $190,015   $192,175   $183,340    $164,996
Operating profit (loss)                                               (21,281)     27,460     27,048      2,445      15,741
Net income (loss)                                                     (49,599)      8,819      7,524    (12,859)      3,522
Net income (loss) per common share                                     $(1.35)       $.44       $.37      $(.74)       $.15
---------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data (end of period):
Working capital                                                      $ 74,393    $ 44,623   $ 35,926   $  5,279    $ 28,202
Total assets                                                          505,165     306,679    317,027    310,108     299,734
Long-term debt (1)                                                    184,743     111,617    123,851    101,489     101,373
Common stockholders' equity                                           218,902     121,441    113,424    105,256     119,849

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

General

Drexel Merger and Other Significant Events

     Tuboscope Vetco International Corporation (the "Company") completed a merger ("Drexel Merger") with D.O.S. Ltd. on April 24, 1996. The Drexel Merger represented the combination of the largest provider of oil-field-related Inspection and Coating services in the world with the world's leading provider of Solids Control equipment and services to the oil and natural gas industry and Coiled Tubing units and related Pressure Control equipment to oilfield service companies.

     This transaction, along with seven other strategic acquisitions which were completed during 1996 and 1995 and several actions implemented by management in 1996, has significantly impacted the operating results, financial condition, liquidity, and direction of the Company.

     A summary of the 1996 and 1995 acquisitions is included in Note 3 to the 1996 Consolidated Financial Statements. In addition to the Drexel Merger, the other strategic acquisitions accomplished several goals, including:

 .    Provided the Company with the leading Solids Control equipment and services business in Canada with its acquisition of Wadeco Oilfield Services Ltd. ("Wadeco").
 .    Provided the Company with the leading Solids Control equipment and services business on the Louisiana Gulf Coast with its acquisition of Gauthier Brothers Rentals, Inc. ("Gauthier Brothers").
 .    Increased the Company's Solids Control sales and market share in Canada and
Venezuela with the purchase of substantially all the Solids Control assets of Polar Oilfield Services and Western Service and Supply, S.A., respectively.
 .    Increased the Company's worldwide Pipeline inspection market share with its acquisition of Vetco Pipeline Services, Inc. ("Vetco Pipeline").
 .    Provided the Company with the leading Oilfield Inspection services business in Argentina, which also provided the infrastructure to grow the Company's
Solids Control and Pipeline business.

 .    Increased the Company's manufacturing capabilities and further strengthened the Company's presence in the growing market for Coiled Tubing and Wireline Pressure Control products with its acquisition of S.S.R . (International) Ltd. and Pressure Control Engineering Ltd. ("SSR/PCE").

     In addition to these acquisitions, the Company took the following actions in 1996 to improve its overall profitability, financial condition, and liquidity:

 .    In connection with the Drexel Merger, the Company raised net equity of
$29.1 million related to the sale of 4.2 million shares of Common Stock and warrants to purchase 2.5 million shares of Company Common Stock at $10 per share. In addition, the Company converted $10 million of Series A Convertible Preferred Stock into 1.5 million shares of Common Stock and warrants to purchase
1.25 million shares of Company Common Stock at an exercise price of $10 per share.
 .    The Company completed the consolidation of its Solids Control manufacturing operations to help improve profitability and efficiencies. In addition,
Tuboscope and Drexel operating facilities were consolidated in Texas,
California, Argentina, Scotland, Colombia, and Singapore. Also, corporate overhead functions were consolidated in Houston and the eastern hemisphere headquarters were consolidated in Aberdeen, Scotland.
 .    The Company consolidated the recently acquired Vetco Pipeline operation with its Pipeline Services operations.
 .    The Company shut down or sold operations which were performing at less than satisfactory levels, including the U.S. tank inspection operation, and the Oilfield Inspection operations in Japan and Italy.
 .    The Company established a Solids Control market presence in Argentina and began screen manufacturing operations in Trinidad and Canada.
 .    Significant technological advances were made in several products, including the delivery of three coiled tubing drilling units, the successful installation and operation of a Truscope unit (full body rotary ultrasonic inspection system) at a major customer's facility, and the commercial introduction of TruRes (high-resolution pipeline inspection unit).
 .    In August 1996, the Company refinanced its Senior Credit Agreement. The new agreement included a $130 million term loan facility, a $100 million revolving credit facility, and a $5 million swingline facility. The new facility has been used to retire debt balances outstanding under the previous senior credit agree-ment, to retire the $75 million 10 3/4% Senior Subordinated Notes (the "Notes"), and to finance growth and acquisitions. At December 31, 1996, the Company had $68.2 million available for borrowing under its revolving credit facility. The term loan facility requires quarterly payments beginning September 30, 1997 with the final payment due August 6, 2002. The revolver and swingline facility are required to be repaid by August 6, 2001.

1996 Operating Environment Overview and Pro Forma Discussion

     The Company's results depend, in large part, on the level of worldwide oil and gas drilling and production activity, the price of oil and gas, and worldwide oil and gas inventory levels. Key industry indicators for the past three years include the following:

                                                 1996*     1995*     1994*
--------------------------------------------------------------------------
Rig Activity:
     U.S.                                          779       723       775
     Canada                                        271       231       261
     International                                 805       757       734
--------------------------------------------------------------------------
     Worldwide                                   1,855     1,711     1,770
--------------------------------------------------------------------------
U.S. Workover Rig Activity                       1,334     1,277     1,298
--------------------------------------------------------------------------
West Texas Intermediate Crude (per barrel)      $22.01    $18.46    $17.26
--------------------------------------------------------------------------
Natural Gas Prices $/mbtu (per mbtu)            $ 2.41    $ 1.47    $ 1.72
--------------------------------------------------------------------------

     *Averages for the years indicated. The source for rig activity information was Baker Hughes and for oil and gas prices was Spears and Associates.

     Worldwide drilling and U.S. workover activity, and prices for oil and gas all improved during 1996. U.S., Canada, and International rig activity increased 8%, 17%, and 6% over 1995 levels, while U.S. workover activity was up 4%. In addition, the price for West Texas Intermediate Crude was up 19% and natural gas prices increased 64%. This improved operating environment, as well as the 1996 actions previously discussed, is reflected in the improvement reported in the Company's following actual and pro forma (for all 1996 acquisitions) operating results (in thousands, except per share amounts):

                                             1996                        1995             1994
                                   Proforma (1)    Actual       Proforma (1)  Actual      Actual
Revenue                               $416,840    $341,431       $368,472    $190,015    $192,175
Net Income Before
Write-off of Assets, Merger
     Costs, and Extraordinary
     Charges                          $ 29,896    $ 25,384       $ 18,132    $  8,819    $  8,288
Net Income (Loss)                     $(45,079)   $(49,599)      $ 18,132    $  8,819    $  7,524
Earnings Per Share Before
     Write-off of Assets,
     Merger Costs, and
     Extraordinary Charges            $   0.70    $   0.69       $   0.43    $   0.44    $   0.41
Earnings (Loss) Per Share             $  (1.05)   $  (1.35)      $   0.43    $   0.44    $   0.37

(1) Information is presented on a pro forma basis as if the 1996 acquisitions were made as of January 1, 1995. The pro forma information is not necessarily indicative of the results of operations as they would have been had the transactions been effected at the beginning of 1995.

     The $48.4 million (13%) increase inpro forma revenue for 1996 over 1995 was due to several factors including improved overall market conditions as discussed above, a significant growth in Latin American revenue for Inspection, Solids Control, and Pipeline operations, greater revenue from the Company's Coiled Tubing/Pressure Control products, and an increase in worldwide Coating sales.

     The increase in revenue, the costs savings from consolidating overhead and operating functions, lower depreciation and amortization due to the first quarter 1996 write-off of long-lived assets, and the divesture of certain operations resulted in a 63% improvement in earnings per share before the write-off of assets, Drexel transaction costs, and extraordinary charges for the 1996 pro forma period compared to the 1995 pro forma period.

Write-off of Assets, Drexel Transaction Costs, and Extraordinary Charges
     During 1996 the Company incurred the following write-off of assets, Drexel transaction costs, and extraordinary charges:

 .    During the first quarter of 1996, the Company recorded a write-off of long-
     lived assets of $63.1 million. The write-off was due to the adoption of
     SFAS No. 121 and a decision by management to sell certain assets, primarily as a result of the Drexel merger. The write-off is discussed in detail in
     Note 2 "Write-Off of Long-Lived Assets" of the Notes to the Consolidated Financial Statements.
 .    During the second quarter of 1996, the Company recorded $11.3 million of transaction costs associated with the Drexel Merger. Severance payments to former executive officers of the Company represented $6.5 million of the transaction costs. The remaining costs related mainly to the consolidation of eastern hemisphere headquarters and consolidation costs associated with Tuboscope personnel and facilities.
 .    During the fourth quarter of 1996, the Company decided to close its direct
     Italian operation, resulting in a write-off of assets of $2.2 million.
 .    During the fourth quarter of 1996, the Company recorded an after-tax $6.4 million extraordinary charge related to the early retirement of its outstanding Notes. See Note 7 of the Notes to the Consolidated Financial Statements.

Results of Operations

Year Ended December 31, 1996 vs Year Ended December 31, 1995

     Revenue. Revenue was $341.4 million for the fiscal year ended December 31, 1996, an increase of $151.4 million over 1995 results. The increase was primarily related to the seven acquisitions the Company completed during 1996. The Drexel Merger, which was completed April 1, 1996, accounted for $107.5 million of the increase.
     Revenue from the Company's Tubular Services, comprised of Inspection, Coating, and Mill Systems and Sales, was approximately $173.8 million in 1996, an increase of $20.1 million, or 13.1%, over 1995 results. Inspection revenue increased in 1996 due to an increase in Latin American inspection operations, which benefitted from the acquisition of an Argentina operation in September 1995 and a large contract in Colombia awarded in the fourth quarter of 1995. In addition, Europe and North America Inspection operations increased as rig activity increased slightly in both areas. Coating revenue also increased as a result of improved volume at all of the Company's North America Coating plants and stronger operations at the Scotland and Singapore Coating plants. Mill Systems and Sales revenue was down due to lower international Mill equipment sales.
     The Drexel Merger added the rental and sale of Solids Control equipment to the Company's operations. In addition, the Company completed the acquisition of Wadeco effective May 1, 1996. Solids Control operations, which includes the rental and sale of equipment used in the removal of rock cuttings and other solid contaminants from the fluids used in drilling operations, earned revenue of $77.3 million since the effective date of the Drexel Merger and the effective dates of other Solids Control acquisitions in 1996. On a pro forma basis, Solids Control revenue was up $13.0 million in 1996 over 1995 due to increased activity in Latin America, specifically Venezuela and Argentina, and greater revenue from North America rental operations.
     Coiled Tubing and Pressure Control Products, which were also acquired as part of the Drexel Merger, contributed revenue of $47.0 million since the effective date of the Drexel Merger and the acquisition of SSR/PCE, in September 1996. Coiled Tubing Products included the sale of coiled tubing units, wireline units, downhole tools and blowout preventors used in oilfield workover, drilling and production operations. On a pro forma basis, Coiled Tubing and Pressure Control Products revenue was up $10.5 million, due mainly to an increase in Coiled Tubing sales in the North Sea and Norway, and the sale of coiled tubing drilling units.
     Pipeline and Other Industrial Services revenue was $43.3 million in 1996, an increase of $7.0 million over 1995 results. The improvement was primarily in international pipeline operations as a result of greater revenue in Saudi Arabia, Nigeria, and Argentina, and revenue from Vetco Pipeline, which was acquired in September 1996. These results were offset to some extent by lower Industrial Inspection revenue in the Middle East and the sale of the Company's CTI Tank Inspection operation.
     Gross Profit. Gross profit was approximately $97.6 million (28.6% of revenue) for 1996, compared to $51.6 million (27.2% of revenue) for 1995. Drexel and Wadeco operations accounted for the majority of the 1996 improvement ($37.8 million of $46.0 million). Improved gross profit percentages for 1996 benefited from greater revenue in high profit margin product lines, including Pipeline, Coating, and Solids Control, and from lower depreciation and amortization expense associated with the write-off of long-lived assets in the first quarter of 1996.
     Selling, General, and Administrative Costs. Selling, general, and administrative costs were $35.7 million in 1996, compared to $20.7 million in 1995. The $15.0 million increase was due primarily to $16.3 million of overhead costs associated with the operations of Drexel, Wadeco, SSR/PCE, and Vetco Pipeline since the effective dates of their acquisitions.
     Research and Engineering Costs. Research and engineering costs were $6.6 million in 1996, compared to $3.5 million in 1995. The increase was primarily due to engineering costs associated with Drexel operations, which were $2.7 million since the effective date of the acquisition. Other increases were due primarily to costs associated with the Company's TruRes "high resolution" pipeline tools.
     Write-off of Long-Lived Assets. The first quarter 1996 write-off of long-lived assets of $63.1 million included a writedown of $50.8 million associated with the Company's adoption of SFAS No. 121 and a decision by management to sell certain assets, primarily as a result of the Drexel Merger, which resulted in additional write-downs of approximately $12.3 million. See additional discussions in Note 2 of the Consolidated Financial Statements.
     Drexel Transaction Costs. The $11.3 million of Drexel transaction costs incurred in 1996 included executive severance costs of $6.5 million associated with former officers of the Company and consolidation costs of $4.8 million related to Tuboscope personnel and facilities. The consolidation costs were related mainly to the con-solidation of overhead facilities and personnel in Europe and the consolidation of certain operating locations in North America.
     Write-off of Italian Operations. The $2.2 million write-off of Italian operations was due to a decision by the Company in December 1996 to exit direct operations of its inspection business in Italy. In November 1996, the Italian operations were placed in liquidation, and in February 1997 the operations were officially closed. The Italian operations contributed approximately $2.5 million of revenue in 1996 with break-even profit results.
     Operating Profit (Loss). Operating loss was $21.3 million for 1996 compared to operating profit of $27.5 million in 1995. The operating loss was due to the write-off of long-lived assets, Drexel transaction costs, and the write-off of Italian operations, as discussed above. Excluding these charges, operating profit would have been $55.3 million in 1996, an increase of $27.8 million over 1995 results. The improvement was mainly due to the operating profit contributed by the Drexel operations since the merger date. In addition, the acquisitions of Wadeco, SSR/PCE, and Vetco Pipeline also contributed to the increase in operating profit, as well as stronger operations from Coating, Pipeline, and Latin American Inspection operations and the decrease in depreciation and amortization expense resulting from the first quarter 1996 write-off of long-lived assets.
     Interest Expense. Interest expense was $13.4 million in 1996, a $1.1 million increase over 1995. The increase was due to greater outstanding debt balances as a result of the acquisitions, offset to some extent by lower effective interest rates on outstanding debt balances.
     Other Expense (Income). Other expense (income), which includes interest income, foreign exchange, amortization of debt financing cost, minority interest, and other expense (income) resulted in a net loss of $293,000 in 1996, compared to a net gain of $73,000 in 1995. The 1996 results included $1.2 million in foreign exchange gains recognized primarily in the U.K. related to an increase in the pound sterling compared to the U.S. dollar.
     Provision (Benefit) for Income Taxes. The Company reported a provision of $8.2 million on a pre-tax loss of $35 million. The provision is primarily a result of charges not allowable under domestic and foreign jurisdictions related to the long-lived assets and Drexel transaction costs, goodwill amortization and foreign earnings subject to tax at rates differing from the domestic rate.
     The Company has, as of December 31, 1996, gross deferred tax assets of $10.2 million, which includes $3.3 million attributable to domestic and foreign net operating loss carryovers. The Company has recorded a valuation allowance of $1.2 million against these deferred tax assets. The Company believes that sufficient sources of taxable income will occur in future periods so that the net deferred tax assets will be realized.
     Extraordinary Loss, Net of Income Tax Benefit. In the fourth quarter of 1996, the Company retired its outstanding $75 million 10 3/4% Senior Subordinated Notes with the proceeds from its Senior Term Loan Facility. The early retirement of the Notes resulted in an extraordinary loss of $6.4 million (net of income tax benefits of $3.4 million). See Note 7 of the Notes to the Consolidated Financial Statements.
     Net Income (Loss). Net loss was $49.6 million for 1996, compared to net income of $8.8 million in 1995, due to the factors discussed above.

Year Ended December 31, 1995 vs Year Ended December 31, 1994

     Revenue. Revenue was $190.0 million for the fiscal year ended December 31, 1995, a decrease of $2.2 million, or 1%, compared to $192.2 million for the fiscal year ended December 31, 1994.
     Revenue from the Company's Tubular Services was $153.7 million for 1995, an increase of $6.4 million, or 4%, over 1994. The 1994 results included $8.3 million of sales related to a reclamation inspection facility pro-ject in Algeria while 1995 results included $1.2 million of sales related to this project. Excluding the Algerian project, Tubular Services revenue was up $13.5 million in 1995 over 1994, with increases in North American and International Inspection, Coating, and Mill Systems and Sales. The increase in North American inspection revenue was primarily due to increased activity at the Company's Houston facility and improved Canadian operations as a result of an alliance with a major oil and gas company. The increase in international inspection revenue was due to an increase in Latin American operations. Revenue in Latin America was up due to the Company's acquisition of Argentina operations from its former agent in that country and to the beginning of a three-year contract in Colombia with a major customer which was awarded during 1995. In addition, international inspection revenue increased due to stronger activity in the Netherlands and throughout the Far East region. Coating revenue was also up in 1995 primarily as a result of the sale of coating plant equipment in Russia. Mill Systems and Sales revenue increased due to a full year's revenue from the NDT Systems operations which were acquired in October 1994.
     Pipeline & Other Industrial Services revenue was $36.3 million for 1995, a decrease of $8.6 million, or 19%, compared to the $44.8 million earned in 1994. The decline was primarily due to lower prices for conventional pipeline inspection services in the U.S. in the first half of 1995, pipeline project delays in Nigeria, and a non-recurring 1994 Pipeline equipment sale. In addition, industrial inspection revenue was down due to less work in Saudi Arabia and Germany. The decline in Saudi Arabia was a result of a decline in activity for a major customer in that country while the decline in Germany was due to industrial inspection work at nuclear power plants in 1994 which was not repeated in 1995. Lower tank inspection revenue and the sale of the environmental services operation also contributed to the lower 1995 revenue.
     Gross Profit. Gross profit was $51.6 million for 1995, down slightly from $51.7 million in 1994. The decrease was due to a $2.2 million decrease in revenue in 1995, offset by stronger gross profit results from improved productivity in the Southern U.S. inspection operations, greater gross profit throughout the Far East inspection operations as a result of lower fixed costs, and stronger results from Latin American inspec-tion operations. Gross margin (defined as revenue minus variable expense) as a percent of revenue was 47.3% in 1995, compared to 46.2% in 1994. The improvement in gross margin was due to improved gross margin percents in the U.S. and increased operations in high margin Latin American inspection locations.
     Selling, General and Administrative Expense. Selling, general and administrative costs of $20.7 million for 1995 was $779,000 (or 4%) less than 1994. The decrease was due mainly to lower 1995 bonuses and legal costs, offset to some degree by greater overhead costs for Latin American operations.
     Research and Engineering Costs. Research and engineering costs were $3.5 million for 1995, compared to $3.2 million in 1994. The increase was due primarily to a full years cost of engineering associated with NDT's operations which were acquired in October 1994.
     Operating Profit. Operating profit was $27.5 million for 1995, compared to $27.0 million in 1994. The operating profit improvement was mainly related to the improved gross margin percents and lower selling, general, and administrative costs discussed above.
     Interest Expense. Interest expense was $12.3 million in 1995, a $138,000 increase from 1994. The increase was due to higher interest rates on variable rate loans in 1995 than in 1994.
     Other Expense (Income). Other expense (income), which includes interest income, foreign exchange, amortization of debt financing cost, minority interest, and other expense (net) resulted in a net income of $73,000 in 1995 compared to a net expense of $569,000 in 1994. The 1995 other expense (net) results included a $1.7 million net gain from an arbitration award and a $1.0 million expense accrual for an Italian affiliate.
     The Company reported foreign exchange gains of $440,000 in 1995, compared to foreign exchange losses of $269,000 in 1994. The 1995 foreign exchange gains were mainly the result of the weaker U.S. dollar (during the first half of 1995) and gains on foreign subsidiaries which have U.S. dollar payables (accounts and notes).
     Provision for Income Taxes. The Company reported an effective tax rate of 42% for 1995 and 1994. The effective tax rate is more than the statutory rate primarily due to distributions of foreign earnings and nondeductible goodwill amortization.
     Extraordinary Item, Net of Income Tax Benefit. On June 30, 1994, refinancing of the Company's senior secured term loan and revolving credit facility was completed. The refinancing and related early retirement of existing senior debt resulted in an extraordinary after-tax charge of $764,000 associated with the write-off of unamortized debt fees in the second quarter of 1994. There were no extraordinary charges in 1995.
     Net Income (Loss). Net income was $8.8 million for 1995, compared to $7.5 million in 1994, due to the factors discussed above.

Financial Condition and Liquidity

     For the twelve months ended December 31, 1996, the Company generated $10.6 million of cash from operations as compared to $21.6 million for the same period of 1995. Excluding changes in working capital accounts and other liabilities, cash provided by operating activities was $29.1 million in 1996 compared to

$26.3 million in 1995. The 1996 results included the cash costs associated with the Drexel Merger and the extraordinary loss due to the early retirement of the Notes. The Company's principal use of cash generated from operations were for capital expenditures, costs for acquisitions, and debt payments. At December 31, 1996, current assets and liabilities were $74.4 million, a $29.8 million increase over December 31, 1995. The increase was due primarily to the 1996 acquisitions, larger manufacturing operations, and a greater revenue base. Accounts receivable increased $44.0 million as a result of the 1996 acquisitions and internal revenue growth. Total days sales outstanding based on total accounts receivable was 82.3 days and 87.4 days at December 31, 1996 and 1995, respectively. Inventory was up $32.8 million due to the 1996 acquisitions, especially related to the Drexel Merger and SSR/PCE acquisition. Prepaid expenses and other increased $5.4 million as a result of the 1996 acquisitions and increased insurance prepayments. Accounts payable and accrued liabilities increased mainly as a result of the 1996 acquisitions and increase in trade payables due to the growth in operations. The current portion of long-term debt increased due to the new terms of the Senior Credit Agreement.
     For the twelve months ended December 31, 1996, cash flows used for investing activities were $60.5 million compared to $1.1 million in 1995. During 1996 cash flows used for investing activities included $18.7 million of capital spending and $43.2 million for 1996 acquisitions. Capital expenditures for 1996 were concentrated primarily in the fast growing Latin America market for Solids Control, Oilfield Inspection, and Pipeline operations. The Company's planned 1997 capital spending is expected to approximate $25.0 million. The Company expects to fund its capital expenditure requirements in 1997 principally from cash generated from operations and its revolving credit line.
     For the twelve months ended December 31, 1996, net cash generated from financing activities was $50.5 million compared to cash used of $19.9 million in 1995. The 1996 cash generated from financing activities was from net borrowings under the Company's new Senior Credit Agreement and net proceeds from the sale of the Company's Common Stock. Current and long-term debt was $184.7 million at December 31, 1996, an increase of $73.1 million compared to December 31, 1995. The increase was due mainly to borrowings on the revolving credit facility and debt assumed in the 1996 acquisitions. The Company's outstanding debt at December 31, 1996 consisted of $130.0 million of term loans due under the Company's Senior Credit Agreement, $28.5 million due under the Company's revolving credit facility, $5.0 million of convertible notes related to the acquisition of Gauthier Brothers, $3.9 million related to the construction of the Aberdeen, Scotland coating facility, $3.0 million due under the Company's swingline facility, $2.5 million related to the acquisition of SSR/PCE, and other debt of $11.8 million.
     The Company had $68.2 million available for borrowing at December 31, 1996 under a $100 million revolving credit facility, subject to certain financial covenants which limit total borrowing availability. Approximately $3.3 million of this revolving credit facility was used for outstanding letters of credit.
     The Company's Senior Credit Agreement restricts the Company from paying dividends on its capital stock until all mandatory prepayments have been made from excess cash flow and the total funded debt to capital ratio is not greater than 40%. The Company's total funded debt to capital ratio (calculated as defined under the agreement) was 46.8% at December 31, 1996.
     See discussion of the Company's risk factors and foreign operations in Note 1 and Note 12 of the Notes to the Consolidated Financial Statements.

Factors Affecting Future Operating Results

     This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward looking statements are those that do not state historical facts and are inherently subject to risk and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties are set forth below.
     The oil and gas industry in which the Company participates historically has experienced significant volatility. Demand for the Company's services and products depends primarily upon the number of oil and gas wells being drilled, the depth and drilling conditions of such wells, the volume of production, the number of well completions and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada.
     The willingness of oil and gas operators to make capital expenditures for the exploration and production of oil and natural gas will continue to be influenced by numerous factors over which the Company has no control, including the prevailing and expected market prices for oil and natural gas. Such prices are impacted by, among other factors, the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits, the level of production by non-OPEC countries, worldwide demand for oil and gas, general economic and political conditions, costs of exploration and production, availability of new leases and concessions, and governmental regulations regarding, among other things, environmental protection, taxation, price controls and product allocations. No assurance can be given as to the level of future oil and gas industry activity or demand for the Company's services and products.
     The Company's foreign operations, which include significant operations in Canada, Europe, the Far East, the Middle East and Latin America, are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which the Company operates have adopted policies (or are subject to governmental policies) giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of such policies, the Company relies on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationship between the Company and such government-owned petroleum companies. Although the Company has not experienced any significant problems in foreign countries arising from nationalistic policies, political instability, economic instability or currency restrictions, there can be no assurance that such a problem will not arise in the future.
     The Company's inspection and coating services routinely involve the handling of waste materials, some of which may be considered to be hazardous wastes. The Company is subject to numerous local, state and fed-eral laws and regulations concerning the containment and disposal of hazardous materials, pursuant to which the Company has been required to incur compliance and clean-up costs. Compliance with environmental laws and regulations due to currently unknown circumstances or developments, however, could result in substan-tial costs and have a material adverse effect on the Company's results of operations and financial condition.
      A significant portion of the Company's recent growth in revenues and profitability has been the result of its aggressive acquisition program. The Company's future operating results will be impacted by the Company's ability to identify additional attractive acquisition opportunities, consummate such acquisitions on favorable terms and successfully integrate the operations of the acquired businesses with those of the Company.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Tuboscope Vetco International Corporation

     We have audited the accompanying consolidated balance sheets of Tuboscope Vetco International Corporation (the Company) as of December 31, 1996 and 1995 and the related consolidated statements of operations, common stockholders' equity and redeemable preferred stock, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tuboscope Vetco International Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.
     As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for the impairment of long-lived assets in 1996.


                                              ERNST & YOUNG LLP


Houston, Texas
February 14, 1997

CONSOLIDATED BALANCE SHEETS

                                                                                December 31,
------------------------------------------------------------------------------------------------
                                                                               1996       1995
------------------------------------------------------------------------------------------------
                                                                               (In thousands)
Assets
Current assets:
 Cash and cash equivalents                                                  $ 10,407    $  9,394
 Accounts receivable, net                                                     96,083      52,071
 Inventory, net                                                               47,170      14,364
 Deferred income taxes                                                           776       2,521
 Prepaid expenses and other                                                   11,797       6,403
-------------------------------------------------------------------------------------------------
     Total current assets                                                    166,233      84,753

Property and equipment:
 Land, buildings and leasehold improvements                                   73,499      81,557
 Operating equipment and equipment leased to customers                       167,440     105,187
 Accumulated depreciation and amortization                                   (59,559)    (46,706)
-------------------------------------------------------------------------------------------------
     Net property and equipment                                              181,380     140,038

Identified intangibles, net                                                   22,583      29,379
Goodwill, net                                                                132,125      47,751
Other assets, net                                                              2,844       4,758
------------------------------------------------------------------------------------------------
Total assets                                                                $505,165    $306,679
------------------------------------------------------------------------------------------------
Liabilities and Equity
Current liabilities:
 Accounts payable                                                           $ 28,896    $ 14,306
 Accrued liabilities                                                          41,554      18,705
 Income taxes payable                                                          4,876       2,557
 Current portion of long-term debt and short-term borrowings                  16,514       4,562
-------------------------------------------------------------------------------------------------
     Total current liabilities                                                91,840      40,130

Long-term debt                                                               168,229     107,055
Pension liabilities                                                            9,846       9,869
Deferred taxes payable                                                        15,364      16,411
Other liabilities                                                                984       1,598
Commitments and contingencies
------------------------------------------------------------------------------------------------
Total liabilities                                                            286,263     175,063

Redeemable Series A Convertible Preferred Stock                                   --      10,175
Common stockholders' equity:
 Common stock, $.01 par value, 60,000,000 shares authorized, 41,612,495
  shares issued and outstanding (18,546,075 at December 31, 1995)                 416         185
 Paid-in capital                                                              261,932     116,379
 Retained earnings (deficit)                                                  (42,949)      6,650
 Cumulative translation adjustment                                               (497)     (1,773)
     Total common stockholders' equity                                        218,902     121,441
-------------------------------------------------------------------------------------------------
     Total liabilities and equity                                            $505,165    $306,679
-------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        Years Ended December 31,
-------------------------------------------------------------------------------------------------------
                                                                   1996           1995           1994
-------------------------------------------------------------------------------------------------------
                                                                  (in thousands, except for share data)
Revenue:
 Sale of services                                             $   245,452    $   178,608    $   175,371
 Sale of products                                                  93,016          7,844         13,573
 Rental income                                                      2,963          3,563          3,231
-------------------------------------------------------------------------------------------------------
                                                                  341,431        190,015        192,175
-------------------------------------------------------------------------------------------------------
Costs and expenses:
 Cost of services sold                                            183,101        132,799        131,326
 Cost of products sold                                             58,127          4,258          7,935
 Amortization of goodwill                                           2,626          1,310          1,201
 Selling, general and administrative                               35,662         20,732         21,511
 Research and engineering costs                                     6,595          3,456          3,154
 Write-off of long-lived assets                                    63,061             --             --
 Drexel transaction costs                                          11,306             --             --
 Write-off of Italian operations                                    2,234             --             --
-------------------------------------------------------------------------------------------------------
                                                                  362,712        162,555        165,127
-------------------------------------------------------------------------------------------------------
Operating profit (loss)                                           (21,281)        27,460         27,048
Other expense (income):
 Interest expense                                                  13,414         12,328         12,190
 Interest income                                                     (470)          (210)          (343)
 Foreign exchange (gains) losses                                   (1,221)          (440)           269
 Amortization of debt financing cost                                  814            540            711
 Minority interest                                                    741            652            680
 Other, net                                                           429           (615)          (748)
-------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary loss          (34,988)        15,205         14,289
Provision for income taxes                                          8,238          6,386          6,001
-------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary loss                           (43,226)         8,819          8,288
Extraordinary loss, net of income tax benefits of
 $3,431,000 and $411,000 in 1996 and 1994, respectively            (6,373)            --           (764)
-------------------------------------------------------------------------------------------------------
Net income (loss)                                                 (49,599)         8,819          7,524
Dividends applicable to preferred stock                                --            700            700
-------------------------------------------------------------------------------------------------------
Net income (loss) applicable to common stock                  $   (49,599)   $     8,119    $     6,824
-------------------------------------------------------------------------------------------------------
Earnings (loss) per common share:
 Income (loss) before extraordinary loss and after
  deduction of preferred stock dividends                           $(1.17)          $.44           $.41
 Extraordinary loss                                                  (.17)            --           (.04)
-------------------------------------------------------------------------------------------------------
 Net income (loss)                                                 $(1.35)          $.44           $.37
-------------------------------------------------------------------------------------------------------

Weighted average number of common shares outstanding           36,809,126     18,530,338     18,447,059
-------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS'
EQUITY AND REDEEMABLE PREFERRED STOCK

                                             Common                  Retained     Cumulative    Redeemable
                                              stock     Paid-in     earnings     translation    preferred
                                             $.01 par   capital     (deficit)     adjustment      stock
-----------------------------------------------------------------------------------------------------------
                                                                   (In thousands)

Balance, December 31, 1993                     $184     $115,668       $ (8,293)     $(2,303)   $ 10,175
 Common stock issued, 40,216
  shares at an average price of
  $6.24 per share                                --          251             --           --          --
 Common stock issued, 14,135
  shares at $4.356 per share                     --           63             --           --          --
 Dividends paid during 1994 ($5.25
  per share or Series A Convertible
  Preferred Stock), net of December 31,
  1993 accrual                                   --           --           (525)          --        (175)
 Dividends accrued at December 31,
  1994 ($1.75 per share for Series A
  Convertible Preferred Stock)                   --           --           (175)          --         175
 Translation adjustment                          --           --             --        1,030          --
 Net income                                      --           --          7,524           --          --
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                      184      115,982         (1,469)      (1,273)     10,175
 Common stock issued, 71,171 shares at
  an average price of $5.59 per share             1          397             --           --          --
 Dividends paid during 1995 ($5.25
  per share for Series A Convertible
  Preferred Stock), net of
  December 31, 1994 accrual                      --           --           (525)          --        (175)
 Dividends accrued at December 31,
  1995, ($1.75 per share for Series A
  Convertible Preferred Stock)                   --           --           (175)          --         175
 Translation adjustment                          --           --             --         (500)         --
 Net Income                                      --           --          8,819           --          --
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                      185      116,379          6,650       (1,773)     10,175
 Common stock issued, 661,697
  shares at an average price of
  $6.86 per share                                 7        4,534             --           --          --
 Common stock issued, 4,200,000
  shares and warrants to purchase
  2,533,000 shares of common stock
  for net proceeds of $29,100,000                42       29,058             --           --          --
 Common stock issued in merger
  with Drexel, 16,704,723 shares
  at $6.00 per share and 962,915
  options assumed                               167      101,976             --           --          --
 Common stock issued, 1,500,000
  shares in exchange for outstanding
  Series A Convertible Preferred
  Stock and warrants to purchase
  1,250,000 shares of common stock               15        9,985             --           --     (10,000)
 Dividends paid during 1996 ($1.75
  per share for Series A Convertible
  Preferred Stock)                               --           --             --           --        (175)
 Translation adjustment                          --           --             --        1,276          --
 Net Loss                                        --           --        (49,599)          --          --
-----------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                     $416     $261,932       $(42,949)     $  (497)   $     --
-----------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Years Ended December 31,
----------------------------------------------------------------------------------------------
                                                                1996         1995        1994
----------------------------------------------------------------------------------------------
                                                                         (in thousands)
Cash flows from operating activities:
 Net income (loss)                                           $ (49,599)   $  8,819    $  7,524
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
   Depreciation and amortization                                17,606      15,037      14,380
   Compensation related to employee 401(K) plan                    229         239         251
   Provision (recovery) for losses on accounts receivable          628        (272)         --
   Provision (recovery) for losses on inventory                    329        (275)         91
   Write-off of long-lived assets                               63,061          --          --
   Write-off of unamortized debt fees                            2,231          --       1,175
   Provision (benefit) for deferred income taxes                (4,894)      3,057         901
   Pension amortization benefit                                   (485)       (315)       (315)
   Changes in current assets and liabilities, net of
    effects from acquisitions:
          Accounts receivable                                   (4,374)       (731)        (31)
          Inventory                                             (2,163)     (1,658)        (42)
          Prepaid expenses and other                            (4,373)       (762)       (210)
          Accounts payable, accrued liabilities and other       (7,671)     (2,594)     (7,797)
          Federal and foreign income taxes payable                (424)        158         821
          Pension liabilities                                      462         878        (359)
----------------------------------------------------------------------------------------------
   Net cash provided by operating activities                    10,563      21,581      16,389
----------------------------------------------------------------------------------------------
Cash flows used for investing activities:
 Capital expenditures                                          (18,681)     (7,645)     (7,549)
 Proceeds from sale-leaseback transactions                       2,973      12,500          --
 Business acquisitions, net of cash acquired                   (43,236)     (5,373)     (4,000)
 Other                                                          (1,513)       (566)       (819)
----------------------------------------------------------------------------------------------
   Net cash used for investing activities                      (60,457)     (1,084)    (12,368)
----------------------------------------------------------------------------------------------
Cash flows provided by (used for) financing activities:
 Borrowings under financing agreements, net                    175,090       1,844      76,022
 Principal payments under financing agreements                (157,244)    (20,825)    (72,082)
 Cash received in Drexel merger                                  2,101          --          --
 Debt issuance costs                                              (785)        (95)     (1,387)
 Purchase of foreign currency options                               --        (258)         --
 Dividends paid on Redeemable Series A Convertible
  Preferred Stock                                                 (175)       (700)       (700)
 Issuance of common stock under employee stock plan                128         125          63
 Net proceeds from sale of common stock                         31,350          34          --
----------------------------------------------------------------------------------------------
    Net cash provided by (used for) financing activitie         50,465     (19,875)      1,916
----------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                            442         241         102
----------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                        1,013         863       6,039
Cash and cash equivalents:
 Beginning of period                                             9,394       8,531       2,492
----------------------------------------------------------------------------------------------
 End of period                                               $  10,407    $  9,394    $  8,531
----------------------------------------------------------------------------------------------

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Risk Factors

     On April 24, 1996, pursuant to an Agreement and Plan of Merger dated January 3, 1996, the merger of Tuboscope Vetco International Corporation ("the Company") and D.O.S. Ltd. ("Drexel") was consummated (the "Drexel Merger"). The Drexel Merger represented the combination of the largest provider of oilfield-related inspection and coating services in the world with the world's leading provider of solids control equipment and services to the oil and natural gas industry and coiled tubing units and related pressure control equipment to oilfield service companies.

     The Company is primarily engaged in the inspection and coating of oil country tubular goods (drill pipe, line pipe, casing and tubing), the in-place inspection of oil and gas pipelines, the rental and sale of solids control equipment and services, and the sale of coiled tubing and pressure control equipment. All of these services and equipment are sold primarily to the oil and gas industry. Demand for the Company's inspection services is based, in part, on the relatively low cost of such services compared to the potential cost to a customer of the failure of a tubular or pipeline segment. Demand for the Company's coating services is based on the economic benefits of extending the life of existing tubulars, reducing the frequency of well workovers, and reducing interruptions in services and increasing the hydraulic efficiency of the wells. The Company's Solids Control operations help reduce drilling costs and minimize the environmental impact of drilling operations by removing rock cuttings and other solid contaminants from the fluids used in drilling operations. Coiled tubing equipment provides several economic benefits in oil and gas workover operations versus conventional techniques, including quicker service time and the continuous production of the well. Overall, the Company's results depend to a large extent upon the level of worldwide oil drilling and production activity, the price of oil and gas, and worldwide oil and gas inventory levels.

     The Company operates in over 54 countries in North America, Latin America, Europe, Africa, the Middle East, and the Far East. Approximately 57% of the Company's 1996 revenue was earned outside of North America, and as a result, the Company's operations are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movements of funds or result in the deprivation of contract rights or the taking of property without compensation.

     In addition, the Company has significant international customer concentrations in such countries as Saudi Arabia, Venezuela, Colombia, and Argentina whose spending can be volatile based on oil price changes, the political environment, and delays in the government budget. Adverse changes in individual circumstances can have a significant negative impact on the financial performance of the Company.


2. Summary of Significant Accounting Policies

Consolidation
     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Revenue Recognition
     The Company recognizes revenue when goods are shipped or when services are rendered. On large equipment sales which have multiple completion stages and where the collection of payment is assured, the Company recognizes revenue under the percentage of completion method.

Cash and Cash Equivalents
     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
     Accounts receivable are net of allowances for doubtful accounts of approximately $2,382,000 and $955,000, in 1996 and 1995, respectively.

Inventory
     The Company maintains inventory consisting of equipment components, subassemblies and expendable parts required to manufacture and support its tubular inspection equipment, coating facilities, solids control operations, and coiled tubing/pressure control operations. Equipment under production for specific sale and lease contracts is also included in equipment components and parts. Expendable parts are charged to maintenance or supply expense as used. Components and parts maintained at outlying coating and inspection facilities are generally not inventoried and are expensed upon issuance. Rehabilitated equipment and parts are restored to inventory at their net rehabilitation cost.

     Inventory is stated at the lower of cost, as determined by the weighted moving average method, or market. At December 31, inventory consists of the following (in thousands):

                                                      1996      1995
----------------------------------------------------------------------
Components, subassemblies and expendable parts      $42,689    $17,167
Equipment under production                           13,475      3,185
Inventory reserve                                    (8,994)    (5,988)
----------------------------------------------------------------------
Inventory, net                                      $47,170    $14,364
----------------------------------------------------------------------

Property and Equipment
     Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives for financial reporting purposes and generally by the accelerated or modified acceler-ated costs recovery systems for income tax reporting purposes. Estimated useful lives are 33 years for buildings and 5-12 years for machinery and equipment. The cost of repairs and maintenance is charged to income as incurred. Major repairs and improvements are capitalized and depreciated over the remaining useful life of the asset. The depreciation of fixed assets recorded under capital lease agreements is included in depreciation expense. Property and equipment depreciation expense was $13,118,000, $10,515,000, and $10,159,000 for December 31, 1996, 1995, and 1994 respectively.

Identified Intangibles
     Identified intangibles are being amortized on a straight-line basis, over estimated useful lives between 5 and 40 years, and are presented net of accumulated amortization of approximately $9,059,000 and $12,567,000 at December 31, 1996 and 1995, respectively. Identified intangibles consist primarily of technology, patents, trademarks, license agreements, existing service contracts and covenants not to compete.

Goodwill
     Goodwill represents the excess of the purchase price over the fair market value of the net assets acquired and is principally related to the Drexel Merger. Such excess costs are being amortized on a straight-line basis over an estimated useful life of 40 years. Accumulated amortization at December 31, 1996 and 1995 was approximately $7,771,000 and $5,145,000, respectively.

Long-Lived Assets
     In 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). Impairment losses are recognized when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets carrying amount. Assets held for disposal are measured at the lower of carrying value or estimated fair value less costs to sell.

Write-Off of Long-Lived Assets
     During the first quarter 1996, the Company recorded a write-off of long-lived assets of approximately $63,100,000 including a writedown of approximately $50,800,000 associated with the Company's adoption of SFAS No. 121 and a decision by management to sell certain assets, primarily as a result of the Drexel Merger, which resulted in additional write-downs of approximately $12,300,000.

     In connection with the adoption of SFAS No. 121, management accumulated cash flow information at the lowest asset grouping levels for which there were identifiable cash flows. These levels were represented by separate product line operations at individual operating locations. Based on the data, the Company recorded a write-down to its long-lived assets of approximately $50,800,000 in the first quarter of 1996.

     The majority of the SFAS No. 121 write-down was in international locations such as Italy, Saudi Arabia, Japan, and Germany which have experienced significant reductions in rig activity and other business declines since their acquisition. In addition, the analysis of U.S. locations by identifiable cash flows for individual asset locations resulted in additional write-downs.

     In addition to the write-down of $50,800,000 associated with the adoption of SFAS No. 121, the Company recognized $12,300,000 of write-downs associated with the decision to sell certain assets. A decision was made to sell the Company's corporate headquarters in the first quarter of 1996 and the Company recognized a write-down represented by the difference between the facilities net book value and estimated fair value less costs to sell. A decision was also made in the first quarter of 1996 to sell certain tank inspection equipment and related operations which were performing below acceptable levels. The sale of these operations was completed in the third quarter of 1996.

Accounting for Income Taxes
     Deferred income taxes are recognized for the tax effects of temporary differences between the financial reported carrying amounts of assets and liabilities and the income tax amounts.

Derivative Financial Instruments
     The Company is not a trader in financial instruments. On occasion, the Company utilizes various derivative financial instruments, including interest rate caps, interest rate swap transactions and options to manage its exposure to interest rate risk and currency fluctuations associated with specific liabilities and assets, principally debt. Substantially all of the Company's financial instruments are interest rate transactions. Interest rate swap transactions involve the receipt of fixed rate interest payments for floating rate amounts without an exchange of the underlying notional amount.

     The Company's objectives for using swap transactions on its debt are to effectively convert a portion of its floating rate term loans to a fixed rate and to hedge against the risk of rising interest rates. Expenses associated with interest rate caps and swap transactions are deferred and recognized as a component of interest expense over the term of the agreement. At December 31, 1996, the Company had an interest rate cap and various swap transactions in place (see Note 7).

     As a result of having sales and purchases denominated in currencies other than functional currencies used by the Company's foreign subsidiaries, the Company is exposed to the effect of foreign exchange rate fluctuations. To the extent possible, the Company has natural hedges to minimize the effect of rate fluctuations. When natural hedges are not sufficient, generally it is the Company's policy to enter into forward foreign exchange contracts to hedge significant transactions for periods consistent with the underlying risk. The Company does not engage in foreign exchange speculation. While forward contracts affect the Company's results of operations, they do not subject the Company to uncertainty from exchange rate movements, because gains and losses on these contracts offset losses and gains on the transactions being hedged. At December 31, 1996 the Company had no forward foreign exchange contracts outstanding.

     The fair value of the Company's financial instruments which includes cash, accounts receivable, short-term borrowings, and long-term debt, approximates their carrying amounts.

Foreign Exchange Rates
     Revenue and expenses for foreign operations have been translated into U.S. dollars using average exchange rates and reflect currency exchange gains and losses resulting from transactions conducted in other than local currencies.

     Substantially all foreign assets and liabilities have been translated at the end of each year at year-end exchange rates with the difference reflected in stockholders' equity as a cumulative translation adjustment.

Stock Based Compensation
     The Company is permitted to recognize compensation cost related to its stock based employee compensation plans using either the intrinsic value method or the fair value method. The Company has elected to continue to use the intrinsic value method in accounting for its stock based employee compensation plans, and accordingly, compensation cost for stock options is recognized over the vesting period only to the extent the market price exceeds the exercise price on the date of grant.

Earnings Per Common Share
     The computation of earnings per common share is based on net income reduced by preferred stock dividend requirements, divided by the weighted average number of outstanding common shares and common stock equivalents.

Reclassification of Prior Year Amounts
     Certain reclassifications of 1995 and 1994 amounts have been made to conform to the 1996 financial statement presentation.

Use of Estimates in the Preparation of Financial Statements
     The consolidated financial statements and related notes, which have been prepared in conformity with generally accepted accounting principles, require the use of management estimates. Actual results could differ from these estimates.


3. Acquisitions

     During 1996, the Company began to implement its strategy of executing consolidating acquisitions and adding related strategic products and services by completing seven acquisitions, including the Drexel Merger. In 1997, the Company continued to implement the strategy by acquiring all of the outstanding shares of Fiber Glass Systems, Inc. for total consideration of up to approximately $31,900,000, a portion of which is contin-gent upon Fiber Glass Systems actual 1997 results. The consideration may include approximately 2,400,000 shares of Company Common Stock and cash consideration of approximately $1,300,000. Fiber Glass Systems manufactures premium fiberglass tubulars and fittings for use in corrosive oilfield environments.

     Each of the acquisitions was accounted for using the purchase method of accounting and, accordingly, the results of operations of each business is included in the consolidated results of operations from the date of acquisition. A summary of the acquisitions follows:


                                                  1996        1995        1994
------------------------------------------------------------------------------
Fair value of assets acquired                  $ 257,938    $ 6,373    $ 4,000
Cash paid                                        (43,890)    (5,373)    (4,000)
Common stock issued in Drexel Merger            (102,143)        --         --
Common stock issued in other acquisitions         (1,935)        --         --
------------------------------------------------------------------------------
 Liabilities assumed and debt issued           $ 109,970    $ 1,000    $    --
------------------------------------------------------------------------------

     The purchase price of the fiscal 1996 acquisitions exceeded the preliminary allocation of the fair value of assets acquired by $105,185,000, principally as a result of the Drexel Merger, and such amounts are being amortized on a straight-line basis over 40 years.

     The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company as if these acquisitions had occurred at the beginning of 1995. The pro forma information includes certain adjustments which give effect to amortization of goodwill, interest expense on acquisition debt and other adjustments, together with related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected at the beginning of 1995.

                                                1996       1995
-----------------------------------------------------------------
Revenue                                      $416,840    $368,472
Income (loss) before extraordinary loss      $(38,706)   $ 18,132
Net income (loss)                            $(45,079)   $ 18,132
Earnings (loss) per share                    $  (1.05)   $   0.43

     Excluding the write-off of long-lived assets, the write-off of Italian operations, the Drexel transaction costs, and the extraordinary loss, pro forma net income would have been $29,896,000 and $18,132,000 in 1996 and 1995, respectively. The related earnings per share amounts would have been $0.70 and $0.43 in 1996 and 1995, respectively.

     A brief summary of each acquisition follows:

Fiscal 1996
     In connection with the Drexel Merger, the Company issued 16,704,723 shares of Company Common Stock valued at $102,143,000. In addition, the Company sold to SCF-III, L.P., a Delaware limited partnership ("SCF"), 4,200,000 shares of Company Common Stock and warrants to purchase 2,533,000 shares of Company Common Stock at an exercise price of $10 per share expiring on December 31, 2000, for an aggregate purchase price of $31,000,000 (net proceeds of $29,100,000). Also in connection with the Drexel Merger, Baker Hughes Incorporated exchanged all of its 100,000 shares of Series A Convertible Preferred Stock, par value $.01 per share, of the Company for 1,500,000 shares of Company Common Stock and warrants to purchase 1,250,000 shares of Company Common Stock at an exercise price of $10 per share expiring on December 31, 2000.

     In May 1996, the Company acquired all of the outstanding shares of capital stock of Wadeco Oilfield Services Ltd. ("Wadeco"), a Canadian based company in the Solids Control business, for $16,405,000 in cash. In addition, the Company assumed $5,200,000 of Wadeco debt.

     In June 1996, the Company acquired all of the Solids Control assets of Western Service & Supply, S.A., a Venezuela-based company in the Solids Control business, for $1,765,000 in cash and $800,000 in notes payable.

     In September 1996, the Company acquired all of the outstanding shares of S.S.R. (International) Ltd., and Pressure Control Engineering Ltd., two U.K. based companies in the Coiled Tubing and Pressure Control Products business, for total consideration of $12,054,000. The consideration included cash of $7,778,000, 129,967 shares of Company Common Stock valued at $1,935,000 and total notes payable of $2,341,000. In addition, the Company assumed $2,293,000 of outstanding debt.

     In September 1996, the Company acquired all of the outstanding shares of capital stock of Vetco Pipeline Services, Inc., a U.S. based company in the Pipeline Inspection business, for an aggregate purchase price of $8,500,000 in cash plus additional earnout consideration.

     In October 1996, the Company acquired substantially all of the assets of Polar Oilfield Services, a Canadian-based Solids Control business, for an aggregate purchase price of $1,824,000 in cash.

     In December 1996, the Company acquired all of the outstanding shares of capital stock of Gauthier Brothers Rentals, Inc. and affiliates, a Louisiana-based company in the Solids Control business, for total consideration of $10,925,000. The consideration included cash of $5,925,000 and a convertible note payable of $5,000,000.

Fiscal 1995
     In September 1995, the Company acquired the assets and operations of its former agent in Argentina for $6,131,000 in cash and the assumption of $242,000 in debt. The assets purchased included inspection equipment used in the inspection of oil country tubular goods, sucker rod inspection technology, and covenant not to compete agreements with the former owners.

Fiscal 1994
     In October 1994, the Company acquired all the manufacturing and inspection equipment and inventory of NDT Systems, Inc. and certain related companies ("NDT") for $4,000,000 in cash. NDT manufactures and sells equipment used in the inspection of oil country tubular goods and provides oilfield inspection services in the United Kingdom.


4. Accrued Liabilities

     At December 31, accrued liabilities consist of the following (in thousands):

                                          1996      1995
---------------------------------------------------------
Compensation                            $13,466    $4,531
Insurance                                 4,211     3,364
Real estate, sales and other taxes        3,346     1,126
Inventory and freight                     3,202     1,701
Commissions                               1,751     2,132
Interest                                  1,412     1,760
Other                                    14,166     4,091
---------------------------------------------------------
                                        $41,554   $18,705
---------------------------------------------------------

5. Drexel Transaction Costs

     The Company incurred $11,300,000 of transaction costs associated with the Drexel Merger in 1996. The transaction costs included executive severance costs of $6,500,000 associated with former officers of the Company and consolidation costs of $4,800,000 related to Tuboscope personnel and facilities. The consolidation costs of $4,800,000 were related mainly to the consolidation of overhead facilities and personnel in Europe and the consolidation of certain operating locations in North America.

6. Income Taxes

The components of income (loss) before income taxes and extraordinary loss consist of the following (in thousands):


                               December 31,
                       1996        1995       1994
---------------------------------------------------
Domestic             $(54,022)   $(2,610)   $ 1,874
Foreign                19,034     17,815     12,415
---------------------------------------------------
                     $(34,988)   $15,205    $14,289
---------------------------------------------------

     Such income is inclusive of various intercorporate eliminations of income or expense items, such as royalties, interest and similar items that are taxable or deductible in the respective locations. Such income is also inclusive of export sales by domestic locations. Therefore, the relationship of domestic and foreign taxes to reported domestic and foreign income is not representative of actual effective tax rates.

     The provision (benefit) for income taxes before extraordinary loss consists of the following at December 31 (in thousands):


                                          1996       1995       1994
---------------------------------------------------------------------
Current provision:
Domestic                                $ 4,034    $ 2,179    $ 1,111
Foreign                                   9,098      1,150      3,989
---------------------------------------------------------------------
  Total current provision                13,132      3,329      5,100
---------------------------------------------------------------------

Deferred provision (benefit):
Domestic                                $(5,492)   $(2,481)   $(1,131)
Foreign                                     598      5,538      2,032
Total deferred provision (benefit)       (4,894)     3,057        901
---------------------------------------------------------------------
  Total provision                       $ 8,238    $ 6,386    $ 6,001
---------------------------------------------------------------------

     Additionally, in 1996 and 1994 the Company recorded a current tax benefit of $3,431,000 and $411,000 relating to the extraordinary loss of $9,804,000 and $1,175,000, respectively.

     The reconciliation of the expected to the computed tax provision (benefit) is as follows at December 31 (in thousands):



                                                                               1996        1995        1994
-------------------------------------------------------------------------------------------------------------
Tax expense (benefit) at federal statutory rate                              $(12,246)   $  5,322    $  5,001
Foreign tax credits utilized                                                   (1,011)     (1,239)     (1,807)
Foreign withholding taxes                                                         847         927       1,243
Valuation allowance against net operating loss,
 net of carryover benefits                                                         --         907         448
Nondeductible goodwill amortization                                               591         266         331
Foreign earnings subject to tax at rates differing
 from federal statutory rate                                                     3,107        (430)       (217)
Nondeductible write-off of long-lived assets and
 Drexel transaction costs                                                       16,071          --          --
Utilization of foreign net operating loss carryover                                --         (83)       (149)
Federal income tax provision on foreign earnings                                  786         905       1,142
State income taxes, net of federal benefit                                        130          33        (127)
Other, net                                                                        (37)       (222)        136
-------------------------------------------------------------------------------------------------------------
                                                                               $8,238    $  6,386    $  6,001
-------------------------------------------------------------------------------------------------------------

     Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 are as follows (in thousands):

                                                                          December 31,
-----------------------------------------------------------------------------------------
                                                                        1996       1995
-----------------------------------------------------------------------------------------
Gross deferred tax assets:
  Foreign tax credit carryforward                                    $     --    $  5,943
  Domestic and foreign net operating losses                             3,276       4,255
  Accrued liabilities and other reserves                                2,796       1,228
  Retirement and benefit accruals                                         308         151
  Inventory reserves                                                    2,791       2,086
  Minimum tax credit carryforward                                         276         276
  Other deferred tax assets                                               780         466
-----------------------------------------------------------------------------------------
   Subtotal gross deferred tax assets                                  10,227      14,405
  Valuation allowance                                                  (1,171)     (3,404)
-----------------------------------------------------------------------------------------
Net deferred tax assets                                                 9,056      11,001
-----------------------------------------------------------------------------------------

Gross deferred tax liabilities:
  Property and equipment                                              (12,526)    (13,683)
  Intangible assets                                                    (1,015)     (3,831)
  Reserve for foreign earnings                                         (4,402)     (2,874)
  Pension liability                                                    (1,290)     (1,132)
  Elimination of intercompany markup                                   (2,486)     (2,664)
  All other                                                            (1,925)       (707)
-----------------------------------------------------------------------------------------
Gross deferred tax liabilities                                        (23,644)    (24,891)
-----------------------------------------------------------------------------------------
Total net deferred tax liability                                     $(14,588)   $(13,890)
-----------------------------------------------------------------------------------------

     The total net deferred tax liability is comprised of $776,000 of net current tax assets and $15,364,000 net noncurrent deferred tax liabilities.

     The Company has undistributed earnings of foreign subsidiaries, as calculated under the laws of the jurisdiction in which the foreign subsidiary is located, of approximately $17,610,000 at December 31, 1996. If such earnings were repatriated, foreign withholding taxes of approximately $932,000 would result. The Company has already recognized and provided federal income taxes related to the majority of these earnings of its foreign subsidiaries. It is not practical to determine the amount of federal income taxes, if any, that might become due in the event that the balance of such earnings were to be distributed.

     At December 31, 1996 the Company has $3,490,000 of domestic net operating losses which will be carried forward and will expire between 2007 and 2011. The Company also has approximately $7,502,000 of foreign net operating loss carryforwards of which $3,212,000 can be carried forward indefinitely and the remaining $4,290,000 will expire between 1997 and 2002.

     The Company has a valuation allowance of $1,171,000 against these net operating losses as the Company believes that the corresponding deferred tax asset may not be realizable. The Company's valuation allowance for these loss carryforwards decreased from $2,242,000 at December 31, 1995 to $1,171,000 at December 31, 1996. This decrease is principally related to net operating losses that have expired or are no longer available to the Company.

     The Company has investment tax credit carryforwards of approximately $666,000 for federal income tax purposes which will expire between 1997 and 2000 if not previously utilized. The entire amount represents financial statement investment tax credit carryforwards, which if realized, will be applied to reduce noncurrent intangible assets. In addition, the Company has foreign tax credit carryforwards of $5,826,000 which will expire between 1997 and 2001. In 1995, the Company had recorded a valuation allowance of $1,162,000 against the foreign tax credit carryforward. In connection with the write-off of certain long-lived assets, the Company determined that the net foreign tax credit carryforward could not be utilized and were therefore written off. The Company also has minimum tax credit carryforwards of $276,000, all of which can be carried forward indefinitely.

     The Company is currently engaged in tax audits and appeals in various tax jurisdictions. The years covered by each audit or appeal vary considerably among legal entities. Assessments, if any, are not expected to have a material adverse effect on the financial statements.

7. Long-term Debt

At December 31, long-term debt consists of the following:

                                                                                          December 31,
---------------------------------------------------------------------------------------------------------
                                                                                      1996         1995
---------------------------------------------------------------------------------------------------------
(In thousands)
$130,000,000 Term Notes payable to lenders, interest ranging from
  6.34% to 6.44% at December 31, 1996. Principal and interest payable
  as described below through August 6, 2002                                           $130,000     $   --
$100,000,000 Revolving Facility expiring August 6, 2001. Interest ranging from 6.25% to 6.34% at December 31, 1996 payable as
  described below                                                                       28,520         --
$5,000,000 Unsecured convertible subordinated Promissory Notes, interest at 7.0%. Principal and interest payable beginning
  and each January 31 thereafter through January 31, 2002                                5,000         --
$7,500,000 Promissory Notes payable, interest of 11.50% at
  December 31, 1996. Principal and interest payable monthly
  through February 1, 1999                                                               3,857      5,143
$5,000,000 Swingline Facility expiring August 6, 2001. Interest of 8.25%
  at December 31, 1996 payable as described below                                        3,000         --
UK (Pounds)1,500,100 Unsecured convertible subordinated Promissory Notes, interest at 6.0%. Principal and interest payable annually through
  September 12, 2001                                                                     2,513         --
$75,000,000 Senior Subordinated Notes, interest at 10.75% payable semi-annually, principal due on April 15, 2003. Partial redemption
  on December 19, 1996                                                                      60     75,000
$35,000,000 Revolving Facility repaid August 6, 1996                                        --     20,000
  Term Notes repaid August 6, 1996                                                          --      7,500
Other                                                                                   11,793      3,974
---------------------------------------------------------------------------------------------------------
Total debt                                                                             184,743    111,617
Less: Current maturities                                                                16,514      4,562
---------------------------------------------------------------------------------------------------------
    Long-term debt due after one year                                                 $168,229   $107,055
---------------------------------------------------------------------------------------------------------

     Principal payments of long-term debt for years subsequent to 1997 are as follows (in thousands):


      1998                            $ 27,500
      1999                              28,426
      2000                              28,888
      2001                              63,857
      Thereafter                        19,558
     -----------------------------------------
                                      $168,229
     -----------------------------------------

     On August 6, 1996, the Company's principal subsidiaries entered into a new Senior Credit Agreement (the "Credit Agreement") with a group of participating lenders. The agreement included a $130,000,000 advance/term loan facility ("term loans") due over six years, a $100,000,000 revolving credit facility ("revolving loans") due over five years, and a $5,000,000 agent swingline facility due over five years. These obligations are guaranteed by the Company and listed subsidiaries of the Company, and secured by the stock pledge of listed subsidiaries of the Company. Proceeds from the new loans have been used to retire the debt balances outstanding under the previous senior credit agreement, to finance growth and acquisitions, and to retire in the fourth quarter, the $75,000,000 10 3/4% Senior Subordinated Notes ("the Notes") of the Company. On

November 20, 1996, the Company made an offer to retire the Notes at a price equal to (1) the present value on the payment date of $1,053.75 per $1,000 principal amount (the amount payable on April 15, 1998, which is the first date on which the Notes are redeemable), determined on the basis of a yield to the earliest redemption date equal to the sum of (x) the yield on the 7 7/8% U.S. Treasury Note due April 15, 1998, plus (y) 150 basis points. The offer was amended on December 4, 1996 to 100 basis points rather than 150 basis points. On December 19, 1996, the Company completed its offer (other than a nominal position not tendered) by paying $1,101.27 per note (plus accrued and unpaid interest). In connection with the purchase of the Notes, the Company recorded a before tax extraordinary charge of approximately $9,804,000 ($6,373,000 after tax), consisting of $2,231,000 of unamortized debt cost and $7,573,000 of premium and other cash costs paid on redemption.

     The revolving loans and the swingline facility may be repaid in whole or in part, at any time prior to August 6, 2001. At December 31, 1996, the Company had outstanding letters of credit amounting to approximately $3,300,000 and an available facility of approximately $68,179,000 on the $100,000,000 revolving line of credit. Outstanding letters of credit on the swingline were approximately $1,268,000 and availability under the facility was $732,000. The outstanding balance on the term loans becomes fixed on June 30, 1997. The term loan facility requires quarterly installments with the initial payment of 3.75% of the term loan outstanding at June 30, 1997 beginning September 30, 1997 and the final payment due August 6, 2002. Mandatory prepayment is required when the Company generates excess cash flow as defined, or upon transfer of certain assets.

     Interest rates for the revolving and term loans, at the option of the Company, are stated in either the lenders announced fluctuating commercial base rate or a Eurodollar rate plus an applicable margin ranging from 0.450% to 0.875%. Commitment fees on the unused revolving and term loan balances range from 0.175% to 0.375%. Interest is payable on all notes at calendar quarter end for base rate borrowing and on the earlier of the interest period or three months from inception for LIBOR rate borrowings. The credit agreement requires interest rate protection agreements be maintained on at least 50% of the term loan outstanding balance, for not less than three years.

     The Company actively monitors its interest rate exposure. At December 31, 1996, the Company had in place a $20,000,000 interest rate cap, which expires August 31, 1997. The interest rate cap agreement entitles the Company to receive on a quarterly basis the amounts, if any, by which the LIBOR rate exceeded 6% (from August 26, 1994 to August 31, 1996) or 8% (from August 31, 1996 to August 31, 1997) multiplied by $20,000,000 and the effective number of days outstanding on an annualized basis. The LIBOR rate at December 31, 1996 was 5.625%. Management does not believe there are any credit risks or market risks asso-ciated with the interest rate cap agreement other than normal fluctuations in market interest rates. The net book value and estimated market value of the interest cap agreement was not material at December 31, 1996.

     Additionally, the Company entered into two interest rate swap transactions on October 31, 1996 in notional amounts of $25,000,000 each ("Swap1"), effective February 13, 1997, and expiring February 13, 1999, with the issuer (ABN Amro Bank N.V. for one swap and The Chase Manhattan Bank, New York the other) ("the counterparties") having the option to extend the termination date to February 13, 2000. In addition with the same counterparties, the Company on December 27, 1996 entered into two additional swap transactions with notional amounts of $20,000,000 each, ("Swap2"), effective February 13, 1997 and expiring February 14, 2000.

     The swap transactions are used to hedge $90,000,000 of the Company's variable interest rate risk. Swap1 sets a fixed rate of 5.82% for the swap transaction with ABN Amro and 5.81% for the swap transaction with Chase Bank. Swap2 sets a fixed rate for both swap transactions at 6.14%. The total interest rate for the Company will include the fixed rate for all swap transactions plus the margin listed in the term loan (determined by total funded debt to total capital ratio). The counterparties to the contract will pay the Company based on USD-LIBOR-BBA at the set date (February 13, 1997), and this will be reset each six months until termination. The swap transactions can be canceled by the Company paying a cancelation fee based upon prevailing market conditions and remaining life of the agreement.

     The Company contracts with investment grade counterparties to these contracts and monitors overall credit risk and exposure related to all counterparties. The Company does not anticipate non-performance by any counterparties and exposure is generally limited to any unrealized gains in the contracts. Gains and losses on interest cap and swap transactions are recognized as a component of interest expense in the same period as the underlying transactions.

     The estimated fair value (obtained through independent confirmation) of the swap transactions at December 31, 1996 were as follows (in thousands):


                              1996
--------------------------------------------
  Notional        Carrying    Fair
Counterparty       Amount    Amount   Value
--------------------------------------------
ABN Amro           $25,000       --    $101
ABN Amro           $20,000       --    $ 41
Chase Bank         $25,000       --    $ 20
Chase Bank         $20,000       --    $ 28

     The Credit Agreement restricts the Company from paying dividends on its capital stock until all mandatory prepayments have been made from excess cash flow (as defined in the Credit Agreement) and the total funded debt to capital ratio (as defined in the Credit Agreement) is not greater than 40%. The Company's total funded debt to capital ratio (calculated as defined under the agreement) was 46.8% at December 31, 1996. The credit agreement also contains financial covenants with respect to interest coverage ratio, total funded debt to capital ratio, and a minimum tangible net worth. Management believes it is in compliance with all covenants in the credit agreement at December 31, 1996.

     Long-term debt includes $10,588,000 of promissory notes to former owners of businesses acquired who remain employed by the Company.

8. Common Stockholders' Equity

     A stockholder approved stock option plan reserves and authorizes the grant of options to purchase up to 3,990,952 shares of common stock to officers and key employees of the Company and 200,000 shares for non-employee members of the Board of Directors. Options granted are generally exercisable in installments over five year periods starting one year from the date of grant and generally expire ten years from the date of grant.

     The following summarizes options activity:


                                                          Years Ended December 31,
------------------------------------------------------------------------------------------
                                                    1996           1995            1994
------------------------------------------------------------------------------------------
Shares under option at beginning of year          1,505,624      1,325,653       1,122,324
Drexel Merger grants                                962,915             --              --
Granted                                             183,200        245,000         235,000
Canceled                                             (3,339)       (55,096)        (30,597)
Exercised                                          (447,730)        (9,933)         (1,074)
------------------------------------------------------------------------------------------
Shares under option at end of year                2,200,670      1,505,624       1,325,653
------------------------------------------------------------------------------------------
Average price of outstanding options            $      5.71    $      6.45     $      6.46
------------------------------------------------------------------------------------------
Price range of options outstanding              $.32-$12.75    $.32-$6.875     $.32-$6.875
------------------------------------------------------------------------------------------
Exercisable at end of year                        1,412,732        772,374         600,437
------------------------------------------------------------------------------------------
Options available for grant at end of year        1,532,130        455,333         245,237
------------------------------------------------------------------------------------------

     Substantially all outstanding options were priced between $3.55 and $6.875 per share at December 31, 1996. The weighted average of the remaining contractual life for the outstanding options at December 31, 1996 was 5.5 years.

     The weighted average fair value of options granted during 1996 and 1995 was $2.83 and $2.93, respectively. The fair value of these options was estimated using the Black-Scholes option pricing model. Assuming that the Company had accounted for its stock-based employee compensation plans using the alternative fair value method of accounting under SFAS No. 123, "Accounting for Stock-Based Compensation" and amortized the fair value to expense over the options' vesting period, net income and earnings per share for 1996 and 1995 would not be materially different from those reported.

     At the 1993 Annual Meeting of Stockholders, the stockholders approved a qualified stock purchase plan within the meaning of Section 423(b) of the Internal Revenue Code of 1986. As part of such plan, a maximum of 100,000 shares of the Company's common stock was authorized to be sold. The plan was activated in 1994, and 20,042, 24,179, and 14,135 shares were issued at an average price of $6.37 per share, $5.16 per share, and $4.36 per share in 1996, 1995, and 1994, respectively.


9. Retirement and Other Benefit Plans

     On May 13, 1988, the Company adopted a defined contribution retirement plan, which covers substantially all domestic employees. Employees may voluntarily contribute up to 20% of compensation, as defined, to the plan. The participants' contributions are matched by the Company up to a maximum of 1 1/2% of compensation. Beginning on January 1, 1994, the Company's matching contribution was in common stock of the Company. Prior to 1994, the matching contribution was in cash. Contributions were approximately $229,000 (20,537 shares at an average transfer price of $11.13), $239,000 (36,680 shares at an average transfer price of $6.51), and $251,000 (40,216 shares at an average transfer price of $6.24) for 1996, 1995, and 1994 respectively.

     In addition, the Company assumed a defined contribution retirement plan in the Drexel Merger. Cash contributions of approximately $110,000 were made to this plan between the date of merger (April 1, 1996) and December 31, 1996.

     In connection with the acquisition of Vetco Services in 1991, the Company assumed the responsibility of two defined benefit pension plans in Germany covering substantially all full-time employees. Plan benefits are based on years of service and employee compensation for the last three years of service. The plans are unfunded and benefit payments are made directly by the Company. Pension expense includes the following components for the fiscal years ending December 31, 1996, 1995, and 1994 (in thousands):

                                       1996      1995      1994
----------------------------------------------------------------
Service cost                          $  260    $  292    $  277
Interest cost                            561       564       500
Net amortization                        (485)     (315)     (315)
----------------------------------------------------------------
Pension expense                       $  336    $  541    $  462
----------------------------------------------------------------

     The following table sets forth the amounts recognized in the Company's consolidated balance sheets

(in thousands):

                                                                       1996      1995
--------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested                                                              $7,162    $6,924
  Non-Vested                                                             296       235
--------------------------------------------------------------------------------------
Accumulated benefit obligation                                         7,458     7,159
Additional amounts related to projected pay increases                    556       900
--------------------------------------------------------------------------------------
Total projected benefit obligations                                    8,014     8,059
Unrecognized net gain                                                  1,961     1,939
--------------------------------------------------------------------------------------
Pension liability                                                      9,975     9,998
Less - amount included in current liabilities                            129       129
--------------------------------------------------------------------------------------
Noncurrent portion of pension liability                                $9,846    $9,869
--------------------------------------------------------------------------------------

The rate of increase in future compensation levels used in determining the projected benefit obligations was 2% for December 31, 1996, and 3% for December 31, 1995 and 1994. The discount rate was 7% for December 31, 1996, 1995, and 1994. The unrecognized net gain from the change in projected compensation levels is being amortized over ten years.

10. Commitments and Contingencies

     The Company is subject to legal proceedings for events which arise in the ordinary course of its business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the results of operations or financial position of the Company.

     The Company leases certain facilities and equipment under operating leases that expire at various dates through 2049. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals.

     Rental expense related to operating leases approximated $12,940,000, $8,258,000, and $8,464,000 in 1996, 1995, and 1994, respectively.

     Future minimum lease commitments under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 1996 are payable as follows (in thousands):


1997                                $10,735
1998                                  8,386
1999                                  6,867
2000                                  6,234
2001                                  5,355
Thereafter                           14,877
-------------------------------------------
Total future lease commitments      $52,454
-------------------------------------------

     The total future lease commitments at December 31, 1995 were $35,971,000. The increase at December 31, 1996 was mainly due to the acquisitions described in Note 3.

11. Consolidated Statement of Cash Flows

     During 1996 the Company issued 1,500,000 shares of common stock and warrants to purchase 1,250,000 shares of common stock at an exercise price of $10.00 per share in exchange for all of the Company's 100,000 shares of Series A Convertible Preferred Stock, par value $.01 per share. Dividends accrued on preferred stock were $175,000 in each of 1995 and 1994.

     Supplemental disclosure of cash flow information (in thousands):

                                         1996      1995      1994
-------------------------------------------------------------------
-------------------------------------------------------------------
Cash paid during the period for:
  Interest                              $14,836   $12,978   $11,774
  Taxes (net of refunds)                $ 9,749   $ 3,306   $ 3,530


12. Financial Information Relating to Foreign and Domestic Operations and Export Sales

     The Company sells products and provides various services to the oil and gas industry. Information about the Company's operations in various geographic areas is presented below. The Company's areas of operation outside the United States are grouped into six geographic areas, representative of the major markets served. Revenue from unaffiliated customers represents total net revenue from the respective areas after elimination of inter-geographic transactions. U.S. exports are shown with the corresponding destination of the product or service. Operating profit (loss) represents revenue less operating costs and expenses corresponding to the specific geographic areas. Identifiable assets are those assets used in the geographic areas listed and reflect eliminations of inter-geographic balances.


                                  United                              Far       Middle        Latin      Other
                                  States      Canada      Europe      East        East       America   International  Consolidated
----------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Year Ended 12/31/96:
Total revenue:
  Unaffiliated customers         $167,826    $ 26,013    $ 70,703    $19,061     $15,830      $41,636      $   362      $341,431
  U.S. export sales               (48,451)      3,052      11,253      4,530       5,867       10,610       13,139            --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                            $119,375    $ 29,065    $ 81,956    $23,591     $21,697      $52,246      $13,501      $341,431
Operating profit (loss)          $(29,699)   $  9,394    $ (4,639)   $(3,097)    $(6,879)     $11,470      $ 2,169      $(21,281)

Identifiable assets              $243,594    $ 43,108    $111,049    $27,018     $17,272      $58,100      $ 5,024      $505,165
----------------------------------------------------------------------------------------------------------------------------------

Year Ended 12/31/95:
Total revenue:
  Unaffiliated customers         $ 92,928    $ 13,664    $ 47,722    $15,785     $13,613      $ 5,795      $   508      $190,015
  U.S. export sales               (12,481)         14       1,111      2,920          30        4,110        4,296            --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                            $ 80,447    $ 13,678    $ 48,833    $18,705     $13,643      $ 9,905      $ 4,804      $190,015
Operating profit                 $  3,463    $  5,383    $  7,764    $ 4,939     $ 1,721      $ 3,294      $   896      $ 27,460
Identifiable assets              $156,733    $ 12,356    $ 90,567    $27,881     $ 9,892      $ 8,510      $   740      $306,679
----------------------------------------------------------------------------------------------------------------------------------

Year Ended 12/31/94:
Total revenue:
  Unaffiliated customers         $ 92,873    $ 13,876    $ 51,415    $15,515     $16,775      $ 1,345      $   376      $192,175
  U.S. export sales               (14,532)         --       2,628      1,066         152        6,220        4,466            --
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                            $ 78,341    $ 13,876    $ 54,043    $16,581     $16,927      $ 7,565      $ 4,842      $192,175
Operating profit                 $  1,078    $  5,608    $  9,611    $ 2,705     $ 3,459      $ 3,513      $ 1,074      $ 27,048
Identifiable assets              $167,203    $ 12,899    $ 94,166    $29,367     $11,719      $   908      $   765      $317,027
----------------------------------------------------------------------------------------------------------------------------------

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for 1996, 1995 and 1994 is as follows:

                                                                     Earnings
                                                                      (Loss)
                                            Operating      Net          Per
                                             Profit       Income      Common
                                  Revenue    (Loss)       (Loss)       Share
-----------------------------------------------------------------------------
                                   (In thousands, except for per share data)
1996
  First Quarter                  $ 47,018    $(57,244)   $(55,589)   $ (2.97)
  Second Quarter                   94,643       4,910      (1,187)      (.02)
  Third Quarter                    94,672      15,405       6,796        .16
  Fourth Quarter                  105,098      15,648         381        .01
-----------------------------------------------------------------------------
Total Year                       $341,431    $(21,281)   $(49,599)   $ (1.35)
-----------------------------------------------------------------------------

1995
  First Quarter                  $ 43,686    $  4,661    $  1,042    $   .05
  Second Quarter                   45,652       5,784       1,872        .09
  Third Quarter                    47,067       7,012       2,002        .10
  Fourth Quarter                   53,610      10,003       3,903        .20
-----------------------------------------------------------------------------
Total Year                       $190,015    $ 27,460    $  8,819    $   .44
-----------------------------------------------------------------------------

1994
  First Quarter                  $ 45,531    $  4,748    $  1,110    $   .05
  Second Quarter                   45,239       5,767         727        .03
  Third Quarter                    49,453       7,457       2,234        .11
  Fourth Quarter                   51,952       9,076       3,453        .18
-----------------------------------------------------------------------------
Total Year                       $192,175    $ 27,048    $  7,524    $   .37
-----------------------------------------------------------------------------

     The fourth quarter 1996 results included an extraordinary loss of $6,373,000 (net of $3,431,000 tax benefit) related to the early retirement of the Company's $75,000,000 Senior Subordinated Notes. In addition, the fourth quarter 1996 results included a $2,234,000 write-off of Italian assets. The second quarter 1996 results included $11,206,000 of Drexel transaction costs related primarily to severance costs for former executive officers of the Company and consolidation costs associated with the Tuboscope operations. The first quarter 1996 results included the write-off of long-term assets of $63,061,000 associated with the adoption of SFAS No. 121 and the decision by management to sell certain assets.

     The second quarter 1995 results included a $1,665,000 net gain from an arbitration award and a $1,000,000 expense accrual for an Italian affiliate. Results for the fourth quarter 1994 were benefitted by a $1,327,000 gain from an insurance settlement. The second quarter 1994 net income and earnings per common share include an extraordinary loss of $764,000 after tax.